

August 20, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, no par value, of: Revere Sector Opportunity ETF, a series of COLLABORATIVE INVESTMENT SERIES TRUST under the Exchange Act of 1934.

Sincerely,